

Mail Stop 4628

November 17, 2017

Brent J. Smolik
President and Chief Executive Officer
EP Energy Corporation
1001 Louisiana Street
Houston, TX 77002

> **Re:** **EP Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 1-36253**
> **EP Energy LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 333-183815**

Dear Mr. Smolik:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Brad Skinner

                            Brad Skinner
                            Senior Assistant Chief Accountant
                            Office of Natural Resources